December 26, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: 1st Franklin Financial Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of 1st Franklin Financial Corporation, a Georgia corporation (the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of $800,000,000 of the Company's Senior Demand Notes.

The filing fee required in connection with the filing of the Registration Statement has previously been wired to the Commission's account at Mellon Bank, Pittsburgh, Pennsylvania.

Pursuant to Rule 461 under the Securities Act, the Company intends to make an oral request for acceleration of the Registration Statement, and the Company is aware of its obligations under the Securities Act.

Please contact the undersigned at (404) 581-8592 if you have any questions concerning the filing.

Very truly yours,

/s/ Neil M. Simon
Neil M. Simon

Attachment

cc: A. Roger Guimond
Mark L. Hanson, Esq.

ATI-2300998v1